Filed Pursuant to Rule 424(b)(2)
Registration No. 333-141439

Laclede Gas Company
$80,000,000
First Mortgage Bonds, 6.35% Series due October 15, 2038
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Our First Mortgage Bonds, 6.35% Series due October 15, 2038, which we refer to as the “new bonds,” will bear interest at the rate of 6.35% per year and will be payable in arrears on the 15th day of each month, beginning on October 15, 2008.  The new bonds will mature on October 15, 2038.  However, we may redeem the new bonds, in whole or in part from time to time, as described herein, including on or after October 15, 2013 at 100% of the principal amount thereof plus any accrued interest thereon.  The new bonds will be issued only in registered form in denominations of $1,000 and integral multiples thereof.

The new bonds will be secured equally with all other bonds outstanding or hereafter issued under our mortgage and deed of trust.

Investing in the new bonds involves risks that are discussed in the “Risk Factors” section beginning on page S-6 of this prospectus supplement.

The underwriter proposes to offer the new bonds from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  The underwriter has agreed to purchase the new bonds from us at 96.85% of their principal amount ($77,480,000 aggregate proceeds to us before expenses), subject to the terms and conditions in the underwriting agreement.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

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The new bonds will be ready for delivery in book-entry only form through The Depository Trust Company on or about September 23, 2008.

The date of this prospectus supplement is September 18, 2008

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus required to be filed with the Securities and Exchange Commission (the "SEC").  We have not, and the underwriter has not, authorized anyone to provide you with different or additional information.  If anyone provides you with different or additional information, you should not rely on it.  We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information contained in this prospectus supplement, the accompanying prospectus or any such free writing prospectus is accurate only as of the date on the cover page of this prospectus supplement, the accompanying prospectus or such free writing prospectus, as the case may be, and that the information contained in the documents incorporated by reference therein is accurate only as of the date of those documents.  We undertake no obligation to update these statements in the future.  You should understand that our business, financial condition, results of operations and prospects may have changed since those dates.

This document is in two parts.  The first part is this prospectus supplement that describes the terms of the offering of the new bonds and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus.  The second part is the accompanying prospectus that gives more general information.  If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.  You should read both this prospectus supplement and the accompanying prospectus together with additional information described in this prospectus supplement under the heading “Where You Can Find More Information.”

Unless the context otherwise indicates, the words “Company,” “we,” “our” and “us” refer to Laclede Gas Company.  The term “underwriter” refers to Edward D. Jones & Co., L.P.
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Prospectus Supplement

Prospectus

FORWARD-LOOKING STATEMENTS

Some of the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, excluding historical information, include forward-looking statements.  Words such as “may,” “anticipate,” “believe, “estimate,” “expect,” “intend,” “plan,” “seek” and similar words and expressions identify forward-looking statements that involve uncertainties and risks.  Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated.  Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;

•	volatility in gas prices, particularly sudden and sustained spikes in natural gas prices;

•	the impact of higher natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;

•	changes in gas supply and pipeline availability, particularly those changes that impact supply for and access to our service area;

•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting

	•	allowed rates of return

	•	incentive regulation

	•	industry structure

	•	purchased gas adjustment provisions

	•	rate design structure and implementation

	•	franchise renewals

	•	environmental or safety matters

	•	taxes

	•	pension and other post-retirement benefit liabilities and funding obligations

	•	accounting standards;

•	the results of litigation;

•	retention of, ability to attract, ability to collect from and conservation efforts of customers;

•
capital and energy commodity market conditions, including the ability to obtain funds for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and

•	employee workforce issues.

You are urged to consider the risks, uncertainties and other factors that could affect our business included or incorporated by reference in this prospectus supplement and the accompanying prospectus.  All of these forward-looking statements rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.  We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

SUMMARY OF THE OFFERING

This summary provides an overview of the key aspects of the offering of new bonds.  The summary is not complete and does not contain all of the information you should consider before  purchasing the new bonds.  You should carefully read all of the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, including the risk factors in this prospectus supplement and incorporated by reference and our financial statements and related notes.

Laclede Gas Company

We are the largest natural gas distribution utility in Missouri serving approximately 632,000 residential, commercial and industrial customers in the City of St. Louis and ten surrounding counties in eastern Missouri.  In addition, we operate an underground natural gas storage field, a propane storage cavern and propane vaporization facilities.  Our natural gas distribution utility business is subject to the jurisdiction of the Missouri Public Service Commission, which has authority to regulate substantially all phases of public utility business in Missouri, including our issuance of long-term debt.  We are a    subsidiary of The Laclede Group, Inc. (NYSE: LG).  The new bonds are not obligations of, nor guaranteed by, The Laclede Group, Inc.

We were incorporated in Missouri on March 2, 1857.  Our principal executive offices are located at 720 Olive Street, St. Louis, Missouri 63101.  Our telephone number is 314-342-0500.

The Offering

Securities Offered	$80,000,000 in aggregate principal amount of First Mortgage Bonds, 6.35% Series due October 15, 2038

Interest Rate	6.35% per year.

Interest Payments
We will pay interest on the new bonds in arrears on the 15th day of each month beginning on October 15, 2008, to the holders of the new bonds as of the day that is 15 calendar days (whether or not a business day) prior to the relevant interest payment date and, if applicable, upon redemption.

Stated Maturity Date	The new bonds will mature on October 15, 2038, unless redeemed prior to that date.

Optional Redemption by Us
We will have the right to redeem the new bonds, in whole at any time or in part from time to time, as described in this prospectus supplement and the accompanying prospectus, including on or after October 15, 2013, at 100% of the principal amount to be redeemed plus any accrued and unpaid interest thereon to, but not including, the date of redemption.

Ranking
The new bonds will be secured and rank equally with all of our other outstanding first mortgage bonds.  At June 30, 2008, we had an aggregate of $310 million in principal amount of outstanding first mortgage bonds.

Use of Proceeds	We estimate that we will receive net proceeds from the sale of the new bonds of approximately $77.3 million after deducting estimated offering expenses of $150,000 payable by us. We intend to use the net proceeds from the sale of the new bonds to reduce our short-term debt borrowings incurred to pay gas supply costs, make capital expenditures and retire a series of our first mortgage bonds and for other general corporate purposes.

Risk Factors	Investing in the new bonds involves risks that are described under “Risk Factors” beginning on page S-6 of this prospectus supplement.

Trustee	UMB Bank & Trust, n.a.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC.  You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room.  Our SEC filings also are available to you at the SEC’s website at “http://www.sec.gov.”  Our filings with the SEC are also available on our own website at “http://www.lacledegas.com.”  The other information on our website is not part of this prospectus supplement or the accompanying prospectus, and you should not rely upon such information.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus.  The annual and quarterly reports listed below have been filed with the SEC on a combined basis by us and our parent, The Laclede Group, but we are only incorporating the information that relates to us, not the information that relates to The Laclede Group or its other affiliates.  We are incorporating by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information furnished pursuant to Items 2.02 and 7.01 of Form 8-K and any related exhibits) until we sell the new bonds offered by this prospectus supplement.  Those future filings, if any, will update, supersede and replace the information contained in any documents incorporated by reference in this prospectus supplement and the accompanying prospectus at the time of the future filings.

•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2007;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2007, March 31, 2008 and June 30, 2008; and

•	Our Current Reports on Form 8-K filed on December 5, 2007, February 11, 2008, February 15, 2008, March 10, 2008, March 24, 2008 and August 18, 2008.

You may obtain copies of these filings from our website referred to above or request copies of these filings, at no cost, by writing or telephoning us at the following address and phone number:

Corporate Secretary
Laclede Gas Company
720 Olive Street
St. Louis, Missouri 63101
314-342-0531

You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus.  We have not, and the underwriter has not, authorized anyone else to provide you with different information.  We are not, and the underwriter is not, making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information incorporated in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of such documents.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision.  The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.  If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.

This prospectus supplement and the accompanying prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below and elsewhere in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference.

Risks Relating to Our Business

Risks related to the regulation of our business could impact our rates, our costs and our profitability.

Our business is regulated by state, federal and local regulatory authorities.  The Missouri Public Service Commission regulates many aspects of our distribution operations, including construction and maintenance of facilities, operations, safety, the rates that we may charge customers, the terms of service to our customers, the rate of return that we are allowed to realize and our ability to recover gas costs on a timely basis.  The Missouri Public Service Commission also regulates the accounting treatment for certain aspects of our operations.  Our ability to obtain rate increases and rate supplements to maintain the current rate of return depends upon regulatory discretion.  There can be no assurance that we will be able to obtain rate increases or rate supplements or continue earning current authorized rates of return.  The Federal Energy Regulatory Commission regulates the interstate transportation of natural gas from the wellhead to our city gate and establishes the terms and conditions under which we may use interstate gas pipelines and storage capacity to purchase, store and transport natural gas.

In addition, our operations and properties are subject to a variety of federal, state and local laws and regulations relating to environment protection.  These regulations concern the generation, storage, transportation, disposal or discharge of contaminants into the environment and the general protection of public health, natural resources, wildlife and the environment.  Costs of compliance and liabilities could negatively affect our results of operations, financial condition and cash flows.  In addition, compliance with environmental laws and regulations could require unexpected capital expenditures.  While we cannot predict the impact of the interpretation or enforcement of federal, state and local regulations, our costs could increase if these laws and regulations become more strict.

Our liquidity and, in certain circumstances, our results of operations could be adversely affected by the cost of purchasing natural gas during periods in which natural gas prices are rising significantly.

Our tariff rate schedules contain purchased gas adjustment clauses that permit us to file for rate adjustments to recover the cost of purchased gas.  Changes in the cost of purchased gas flow through to customers and may affect uncollectible amounts and cash flows and can therefore impact the amount of our capital resources.  Currently we are allowed to adjust the gas cost component of our rates up to four times each year.  We must make a mandatory gas cost adjustment in November at the beginning of the winter.  During the next twelve months, we may make up to three additional discretionary gas cost adjustments, so long as each of these adjustments is separated by at least two months.

The Missouri Public Service Commission typically approves our purchased gas adjustment changes on an interim basis, subject to refund and the outcome of a subsequent audit and prudence review.  Due to such review process, there is a risk of a disallowance of full recovery of these costs.  Any material disallowance of purchased gas costs would adversely affect our revenues.  Increases in the prices we charge for gas may also adversely affect our revenues because they could lead customers to reduce usage and cause some customers to have difficulty paying the resulting higher bills.  These higher prices may increase our bad debt expenses and ultimately reduce earnings.  We have used short-term borrowings in the past to finance storage inventories and purchased gas costs, and we expect to do so in the future.

Hedging procedures may not fully protect our sales and results of operations from volatility, and the use of derivative contracts in the normal course of business could result in financial losses.

To lower financial exposure to commodity price fluctuations, we enter into contracts to hedge the forward commodity price of our natural gas supplies.  As part of this strategy, we may use fixed-price, forward, physical purchase contracts, or futures and option contracts traded on the NYMEX.  However, we do not hedge the entire exposure of energy assets or positions to market price volatility, and the coverage will vary over time.  Any costs, gains or losses we experience through our hedging procedures, including carrying costs, generally flow through our purchased gas adjustment clause, thereby limiting our exposure to volatility.  However, these procedures remain subject to prudency review by the Missouri Public Service Commission.

We are dependent on bank lines of credit and continued access to capital markets to successfully execute our operating strategies.

In addition to our longer term debt that is issued to the public under our mortgage, we have relied, and continue to rely, upon shorter term bank borrowings or commercial paper supported by bank lines of credit to finance the execution of a portion of our operating strategies.  We are dependent on these capital sources to purchase our natural gas supply and maintain our properties.  The availability and cost of these credit sources is cyclical and these capital sources may not remain available to us, or we may not be able to obtain funds at a reasonable cost in the future.  Our ability to borrow under our lines of credit, or to issue commercial paper supported by our lines of credit, depends on our compliance with our obligations under the lines of credit.

Transporting and storing natural gas involves numerous risks that may result in accidents and other operating risks and costs.

Inherent in gas distribution activities is a variety of hazards and operations risks, such as leaks, accidental explosions and mechanical problems, that could cause substantial financial losses.  In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us.  The location of pipelines and storage facilities near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks.  These activities may subject us to litigation or administrative proceedings from time to time.  Such litigation or proceedings could result in substantial monetary judgments, fines or penalties against us or be resolved on unfavorable terms.  In accordance with customary industry practices, we maintain insurance against a significant portion, but not all, of these risks and losses.  To the extent that the occurrence of any of these events is not fully covered by insurance, it could adversely affect our financial position and results of operations.

Increases in the wholesale costs of purchased natural gas supplies may adversely impact our competitive position compared with alternative energy sources.

We are the only distributor of natural gas within our franchised service area.  Nevertheless, rising wholesale natural gas prices compared with prices for electricity, fuel oil, coal, propane, or other energy sources may affect our retention of natural gas customers and adversely impact our financial position and results of operations.

Significantly warmer-than-normal weather conditions, the effect of global warming and climate change, and other factors that influence customer usage may affect our sale of natural gas for heating energy and adversely impact our financial position and results of operations.

        Our earnings are primarily generated by the sale of natural gas for heating energy.  We have a weather mitigation rate design, approved by the Missouri Public Service Commission, that provides better assurance of the recovery of our fixed costs and margins during winter months despite variations in sales volumes due to the impacts of weather and other factors that affect customer usage.  However, significantly warmer-than-normal weather conditions in our service area and other factors may result in reduced profitability and decreased cash flows attributable to lower gas sales levels.  Furthermore, the continued use of the weather mitigation rate design is subject to regulatory discretion.

Regional supply/demand fluctuations and changes in national pipeline infrastructure may adversely affect our ability to profit from off-system sales and capacity release.

Our income from off-system sales and capacity release is subject to fluctuations in market conditions and changing supply and demand conditions in areas where we hold pipeline capacity rights.  Specific factors impacting our income from off-system sales and capacity release include the availability of attractively-priced natural gas supply, availability of pipeline capacity, and market demand.  Income from off-system sales and capacity release is shared with customers.  Effective October 1, 2007, we are allowed to retain between 15% and 25% of the first $6 million in annual income earned (depending on the level of income earned) and 30% of income exceeding $6 million annually.  Our ability to retain such income in the future is subject to regulatory discretion in a base rate proceeding.

Risk of unexpected losses may adversely affect our financial position and results of operations.

As with most businesses, there are operations and business risks inherent in our activities. If, in the normal course of business, we become a party to litigation, such litigation could result in substantial monetary judgments, fines or penalties or be resolved on unfavorable terms. In accordance with customary practice, we maintain insurance against a significant portion of, but not all, risks and losses. To the extent a loss is not fully covered by insurance, that loss could adversely affect our financial position and results of operations.

Catastrophic events could adversely affect our facilities and operations.

Catastrophic events such as fires, earthquakes, explosions, floods, tornados, terrorist acts or other similar occurrences could adversely affect our facilities, operations, financial condition and results of operations.

Workforce risks could affect our financial results.

We are subject to various workforce risks, including but not limited to, the risk that we will be unable to attract and retain qualified personnel; that we will be unable to effectively transfer the knowledge and expertise of an aging workforce to new personnel as those workers retire; and that we will be unable to reach collective bargaining arrangements with the unions that represent certain of our workers, which could result in work stoppages.

We may be adversely affected by economic conditions.

Periods of slowed economic activity generally result in decreased energy consumption, particularly by industrial and large commercial companies.  As a consequence, national or regional recessions or other downturns in economic activity could adversely affect our revenues and cash flows or restrict our future growth.  Economic conditions in our service territory also impact our collection of accounts receivable.

Risks Relating to the New Bonds

A downgrade or negative outlook in our credit rating is likely to adversely affect the market price of the new bonds and may adversely affect your ability to sell the new bonds.

We expect that the new bonds initially will be rated “A” by Standard and Poor’s Ratings Services (“S&P”), “A3” by Moody’s Investors Service, Inc. (“Moody’s”) and “A+” by Fitch Rating, Inc. (“Fitch”).  Credit ratings are not a recommendation to purchase, sell or hold the new bonds and are not necessarily a reflection of the market price of the new bonds or a comment as to the suitability of the new bonds for a particular investor.  Nevertheless, the rating of the new bonds may change, and there is no assurance that a rating will be maintained or that a rating will not be lowered, placed on negative outlook or withdrawn at any time.  Downgrades (or initiations of negative outlooks) in or withdrawals of a rating of the new bonds or our other securities are likely to adversely affect the market price of the new bonds and your ability to, and the price at which you may, sell the new bonds when desired or at all.  Although the ratings of the new bonds may not reflect the potential impact of all of the risks related to an investment in the new bonds, they could be an indication of the rating agencies’ views regarding the risks associated with an investment in the new bonds.  Therefore, negative ratings actions are likely to indicate that the rating agencies believe that the risks associated with an investment in the new bonds have increased.

A downgrade or negative outlook in our credit rating could negatively affect our ability to access capital and its costs.

The following table shows the current ratings assigned by S&P, Moody’s and Fitch to certain of our outstanding debt:

Current Rating
Type of Security	S&P	Moody’s	Fitch
First Mortgage Bonds	A	A3	A+
Commercial Paper	A-1	P-2

S&P, Moody’s and Fitch from time to time implement new requirements for various ratings levels.  To maintain our current credit ratings in light of any new requirements, we may find it necessary to take steps to change our business plans in ways that may affect our results of operations.

If the rating agencies lowered our ratings, particularly below investment grade, it could significantly limit our access to the commercial paper market and would increase our costs of borrowing.  In addition, we would likely be required to pay a higher interest rate in future financings and our potential pool of investors and funding sources would likely decrease.  Also, credit ratings are an independent assessment of our ability to pay our obligations.  Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the specific debt instruments, including the new bonds, that are rated.

You may not be able to resell the new bonds.

We do not expect to list the new bonds on any securities exchange.  The underwriter has advised us that it intends to make a market in the new bonds.  The underwriter will have no obligation to make a market in the new bonds, however, and may discontinue market-making activities, if commenced, at any time without the consent of, or notice to, the bondholders.  There can be no assurance that an active trading market for the new bonds will develop or, if one develops, will be maintained or be liquid.  If an active trading market does not develop or is not maintained, you may not be able to sell your new bonds when desired, or perhaps at all, or be able to sell your new bonds at a price equal to or above the price you paid for them.  The new bonds may not be appropriate as a short-term investment, and you should consider the potentially illiquid and long-term nature of your investment in the new bonds before making an investment decision.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the new bonds of approximately $77.3 million after deducting estimated offering expenses of $150,000 payable by us. We intend to use the net proceeds from the sale of the new bonds to reduce our short-term borrowings and for general corporate purposes.  As of June 30, 2008, our outstanding short-term debt was $103.0 million, consisting of $58.6 million of commercial paper and $44.4 million of notes payable to our parent, The Laclede Group.  The outstanding short-term debt bore interest at a weighted average rate of 3.1% per annum as of June 30, 2008.  We used the proceeds of our short-term debt, some of which is to be repaid with the net proceeds of this offering, to pay gas supply costs and make capital expenditures for assets acquired in the ordinary course of business, including construction and office equipment, and to retire $40 million principal amount of our 7.5% first mortgage bonds, which matured in November 2007.

CAPITALIZATION

The following table sets forth our historical capitalization, as well as our short-term debt, at June 30, 2008 and as adjusted to reflect the issuance of the new bonds and use of the net proceeds from the issuance.  The following information is not complete, and you should read it together with the more detailed information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At June 30, 2008
	Actual	As Adjusted (1)
	(dollars in millions)
Long-term debt	$309.2	$389.2
Common stock equity	372.9	372.9
Redeemable preferred stock (less current sinking fund requirements)	0.5	0.5
Total capitalization	$682.6	$762.6
Short-term debt	$103.0	$25.7

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(1)         Adjusted to reflect the issuance of the new bonds and the use of the net proceeds from the issuance.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the periods indicated:

Fiscal Years Ended September 30,					Twelve Months Ended
2003	2004	2005	2006	2007	June 30, 2008
3.15	2.89	2.62	2.17	2.33	2.78

In computing these ratios, “earnings” consist of income before taxes and fixed charges.  “Fixed charges” consist of all interest expense and the portion of rentals representing interest.  We currently estimate the portion of rentals representing interest to be one-third.

DESCRIPTION OF NEW BONDS

This description of the particular terms of the new bonds supplements and should be read in conjunction with the statements under “Description of First Mortgage Bonds” in the accompanying prospectus.  The description of certain provisions of the new bonds and our mortgage does not purport to be complete and is subject to and is qualified in its entirety by reference to the description in the accompanying prospectus and our mortgage.

General

The new bonds will be issued as a series of first mortgage bonds under our mortgage, as supplemented by a supplemental indenture dated as of September 15, 2008 that will establish the specific terms of the new bonds.  The new bonds will rank equally with all of our other outstanding first mortgage bonds.  The new bonds, with an aggregate principal amount of $80 million, will be issued on the basis of retired first mortgage bonds and will mature on October 15, 2038.  We may redeem the new bonds prior to maturity as set forth under “—Redemption at Our Option” below.  Additional information describing the new bonds and our mortgage under which they are to be issued is set forth below and included under “Description of First Mortgage Bonds” in the accompanying prospectus.

Interest

The new bonds will bear interest at 6.35% per year from September 23, 2008.  We will pay interest in arrears on the 15th day of each month, beginning on October 15, 2008 (each an “interest payment date”), to the person in whose name the new bond is registered at the close of business as of the day (whether or not a business day) that is 15 days prior to the relevant interest payment date.  The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months.

In the event that any interest payment date, the stated maturity date or any redemption date is not a business day, then the required payment will be made on the next business day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on the original date.  “Business day” means any day other than a Sunday, Saturday or other day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Redemption at Our Option

We may redeem the new bonds prior to maturity, as described below.  The new bonds will not be entitled to the benefit of any sinking fund, which means that we will not deposit money on a regular basis into any separate custodial account to repay the new bonds.

We will have the right to redeem the new bonds:

•	in whole or in part, at our option, at any time and from time to time on or after October 15, 2013; or

•	in whole if all or substantially all of our property subject to our mortgage is taken by eminent domain or sold to a governmental body or its designee.

In either case, the redemption price would be equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest thereon to, but not including, the date of redemption; provided, however, that interest on a new bond with respect to an interest payment date that falls on or before a redemption date shall be made to the holder of the new bond on the record date related to the interest payment date.

In each instance of redemption, we will give registered holders (which, as long as the new bonds are in the book-entry only system, will be DTC or its nominee or a successor depository) at least 30 days’, and not more than 90 days’, notice of any redemption.  If, at the time notice of redemption is given, the redemption moneys are not held by the trustee, the redemption may be made subject to their receipt on or before the date fixed for redemption and the notice shall be of no effect unless such moneys are so received.  A completed default under our mortgage may occur if we fail to deposit money for the redemption with the trustee by the tenth day after the redemption date.  If we do not deposit redemption moneys on or before the date fixed for redemption or if any of the new bonds called for redemption is not paid upon surrender for redemption, the principal amount of the new bonds called for redemption will continue to bear interest at the rate indicated on the cover page of this prospectus supplement until paid.  If the redemption notice is given and funds are deposited as required by the supplemental indenture to our mortgage relating to the new bonds, then interest will cease to accrue on and after the redemption date on the new bonds or portions of new bonds called for redemption.

Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), we or our affiliates may, at any time and from time to time, purchase outstanding new bonds by tender, in the open market or by private agreement.  We may apply cash on deposit under provisions of our mortgage, with certain exceptions, to the redemption or purchase of any series of our first mortgage bonds, including the new bonds.

Dividend Restriction Covenant

Our mortgage contains several restrictions on our ability to pay dividends on our common stock.  Under the most restrictive of these provisions, we may not declare or pay any dividend if, after the dividend, the aggregate net amount spent for all dividends after September 30, 1953 would exceed a maximum amount determined by using a formula in our mortgage, which is described below.  This provision does not, however, restrict dividends paid in the form of our common stock.  In addition, the amount we have spent on the acquisition or retirement of our common stock since that date is added to, and the amount received from the issuance of new stock is deducted from, the aggregate amount spent for dividends.  Under our mortgage’s formula, the maximum amount is the sum of $8 million plus our earnings applicable to common stock (adjusted for stock repurchases and issuances) for the period from September 30, 1953 to the last day of the quarter before the declaration or payment date for the dividend.  As of June 30, 2008, the amount under our mortgage’s formula that was available to pay dividends was $288 million.

Maintenance and Improvement Fund

The new bonds will not be entitled to the benefits of a maintenance and improvement fund described under “Description of First Mortgage Bonds—Maintenance and Improvement Fund” in the accompanying prospectus.  However, so long as the outstanding series of first mortgage bonds issued prior to 2006 remain outstanding, we will be required to comply with the maintenance and improvement fund requirements.

Reservation of Rights

In the supplemental indenture to our mortgage that establishes the specific terms of the new bonds, we have reserved the right to amend or supplement our mortgage without any consent or other action of the holders of the new bonds or any series of first mortgage bonds created after the issuance of the new bonds for any of the following purposes:

•
to correct or amplify the description of property subject to the lien of our mortgage, to better assure, convey and confirm to the trustee any property required to be subject to our mortgage or to subject additional property to the lien of our mortgage; and

•
to change or eliminate any provision of our mortgage or to add any new provision to our mortgage, provided that the change, elimination or addition must not adversely affect the interests of the holders of the first mortgage bonds of any series.

We have also provided that our mortgage shall be deemed to be amended to comply with the Trust Indenture Act of 1939, as in effect from time to time.

Trustee

UMB Bank & Trust, n.a. is the trustee under our mortgage.  UMB Bank, n.a., an affiliate of the trustee, serves as rights agent for the preferred share purchase rights of our parent, The Laclede Group.  Our parent also has a line of credit from UMB Bank, n.a., and we have also recently had, and may from time to time in the future have, lines of credit from UMB Bank, n.a.

Book-Entry Only

The new bonds will be represented by one or more global securities that will be deposited with, or on behalf of, and registered in the name of DTC or its nominee.  This means that we will not issue certificates to you for the new bonds.  Each global security will be issued to DTC, which will keep a computerized record of its participants, known as direct participants, whose clients have purchased the new bonds.  Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.  Each participant will then keep a record of its clients.  Unless a global security is exchanged in whole or in part for a certificated security, a global security may not be transferred.  However, DTC, its nominees and their successors may transfer a global security as a whole to one another.  For more details on book-entry securities, see “Book-Entry Securities” in the accompanying prospectus.

UNDERWRITING

General

Subject to the terms and conditions of an underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to Edward D. Jones & Co., L.P., as underwriter, and the underwriter has agreed to purchase from us, the entire principal amount of the new bonds.

In the underwriting agreement, the underwriter has agreed, subject to the terms and conditions set forth in the agreement, to purchase all of the new bonds offered by this prospectus supplement if any are purchased.

The underwriter proposes to offer the new bonds from time to time for sale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  In connection with the sale of the new bonds the underwriter may be deemed to have received compensation from us in the form of underwriting discounts.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

The expenses of the offering, including rating agency fees, trustee’s fees, independent auditors’ fees and legal fees, but not including underwriting discounts, are estimated to be $150,000 and are payable by us.

We have agreed with the underwriter that, during the period of time from the date of the underwriting agreement to the business day after the closing of the offering, we will not, directly or indirectly, offer to sell or determine to offer or sell any additional new bonds or securities that are substantially similar to the new bonds or are convertible or exchangeable into or exercisable for new bonds or similar securities without the underwriter’s prior written consent.

New Issue of Bonds

The new bonds are a new issue of securities with no established trading market.  The new bonds will not be listed on any securities exchange or on any automated dealer quotation system.  We have been advised that the underwriter may make a market in the new bonds after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice.  No assurance can be given that an active trading market for the new bonds will develop, be maintained or be liquid.  If an active public trading market for the new bonds does not develop or is not maintained, the market prices and liquidity of the new bonds may be adversely affected.

Price Stabilization and Short Positions

To facilitate the offering of the new bonds, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the market prices of the new bonds.  Specifically, the underwriter may over-allot in connection with the offering, creating short positions in the new bonds for its own accounts.  In addition, to cover the over-allotments, the underwriter may bid for, and purchase, new bonds in the open market.  Any of these activities may stabilize or maintain the market price of the new bonds above independent market levels.  The underwriter is not required to engage in these activities and may end any of these activities at any time without the consent of, or notice to, the new bondholders.  In general, purchases of a security for the purposes of stabilization or to reduce a short position could cause the prices of the security to be higher than it might be in the absence of such purchases.

Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the new bonds.  In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

The underwriter and its affiliates have engaged in, and may in the future engage in, various general financing and banking transactions with us and our affiliates for customary compensation.

LEGAL MATTERS

The legality of the new bonds will be passed on for us by Mark C. Darrell, our Senior Vice President - General Counsel.  Certain legal matters will be passed upon for the underwriter by Pillsbury Winthrop Shaw Pittman LLP, New York, New York.

EXPERTS

Our financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 2007, and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on our financial statements and financial statement schedule and includes an explanatory paragraph referring to our adoption of the provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R), effective September 30, 2007 and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such financial statements and financial statement schedule and management's assessment of the effectiveness of our internal control over financial reporting have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$350,000,000

LACLEDE GAS COMPANY

First Mortgage Bonds
Unsecured Debt Securities
Preferred Stock
____________

Laclede Gas Company intends to offer these securities from time to time, in one or more series, with an aggregate offering price not to exceed $350,000,000.

This prospectus contains summaries of the general terms of these securities. We will describe the specific terms and prices of the securities, and the manner in which they are being offered, in more detail in one or more supplements to this prospectus, which will be distributed at the time the securities are offered. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

This prospectus may not be used to consummate sales of any of these securities unless accompanied by a prospectus supplement.

Each prospectus supplement offering any securities will state whether those securities are listed or will be listed on any national securities exchange.

We may sell the securities to or through underwriters, dealers or agents, directly to purchasers, or through a combination of these methods. Each prospectus supplement will provide information regarding the plan of distribution relating to each series of securities. See “Plan of Distribution.”

See “Risk Factors” to read about certain factors you should consider before purchasing any of the securities being offered.
____________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
____________

The date of this prospectus is April 10, 2007.

ABOUT THIS PROSPECTUS

This prospectus is provided by Laclede Gas Company. In this prospectus, Laclede Gas Company is sometimes referred to by the terms “we,” “us,” and “our.”

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using a “shelf” registration process. Under this shelf registration process, we may issue and sell any of the securities described in this prospectus in one or more offerings with a maximum aggregate offering price of up to $350,000,000. We are required to obtain the authorization of the Missouri Public Service Commission before we can sell or issue these securities and use the proceeds of any sales other than as currently authorized.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detail on descriptions of matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information that may be incorporated by reference as described under the heading “Where You Can Find More Information.”

RISK FACTORS

Investing in securities involves risks.  You should carefully review all the information we have included or incorporated by reference in this prospectus or any prospectus supplement before deciding to invest.  See “Where You Can Find More Information” below. In particular, you should carefully consider the risks and uncertainties discussed in our annual report on Form 10-K for the year ended September 30, 2006, incorporated by reference herein, in Item 1A “Risk Factors” and in Part I under “Forward Looking Statements” (all of which may be updated in future filings we make with the SEC as described under “Where You Can Find More Information”).  In addition, you should carefully consider the risks and uncertainties discussed in the applicable prospectus supplement that relates to the securities offered thereby.  These risks are not the only ones facing our company. There may be additional risks and uncertainties that we presently do not know or that we currently believe are immaterial that could also impair our business or financial condition. Any of these risks and uncertainties, either alone or taken together, could materially and adversely affect our business, financial condition or operating results.

LACLEDE GAS COMPANY

We are the largest natural gas distribution utility in Missouri, founded in 1857 as The Laclede Gas Light Company. We serve over 630,000 residential, commercial and industrial customers in metropolitan St. Louis and surrounding counties in eastern Missouri. Our utility operations are subject to the jurisdiction of the Missouri Public Service Commission. Generally, we sell gas for househeating, certain other household uses, and we sell and transport gas for commercial and industrial space heating and other industrial uses. We employed 1,874 persons at September 30, 2006.

For the year ended September 30, 2006, we had utility operating revenues of $1.141 billion, approximately 60% of which came from sales to residential customers and 25% from sales to commercial and industrial customers. The balance of our utility operating revenues are primarily attributable to our on-system transportation services and our off-system sales, and capacity release services. Due to the seasonal nature of our business, earnings are typically concentrated in the first six months of the fiscal year, which generally corresponds with the heating season. We are a wholly-owned subsidiary of The Laclede Group, Inc. (NYSE:LG), a holding company, and we contributed approximately 57% of The Laclede Group’s consolidated revenues for the year ended September 30, 2006.

Our principal executive offices are located at 720 Olive Street, St. Louis, Missouri 63101, and our telephone number is (314) 342-0500.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. These SEC filings are available over the Internet at the SEC’s website at “http://www.sec.gov” or on our own website at “http://www.lacledegas.com.”  The other information on our website is not incorporated by reference in or otherwise part of this prospectus and you should not rely upon such information. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges.

In connection with this offering, we have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 covering the securities. As permitted by SEC rules, this prospectus omits certain information included in the registration statement. For a more complete understanding of the securities we may offer, you should refer to the registration statement, including its exhibits.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. The annual and quarterly reports listed below have been filed with the SEC on a combined basis by us and our parent, The Laclede Group, but we are only incorporating the information that relates to us, not the information that relates to The Laclede Group or its other affiliates. We are incorporating by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information furnished pursuant to Items 2.02 and 7.01 of Form 8-K and any related exhibits). Those future filings, if any, will update, supersede and replace the information contained in any documents incorporated by reference in this prospectus at the time of the future filings.

SEC Filings	Period/Date
Annual Report on Form 10-K	Year ended September 30, 2006
Quarterly Report on Form 10-Q	Quarter ended December 31, 2006

You may obtain copies of these filings from our website referred to above or request copies of these filings, at no cost, by writing or telephoning us at the following address:

Corporate Secretary
Laclede Gas Company
720 Olive Street, 15th Floor
St. Louis, Missouri  63101
(314) 342-0531

You should rely only on the information contained, or incorporated by reference, in this prospectus and any accompanying prospectus supplement. We have not authorized anyone else to provide you with different information. Neither this prospectus nor any accompanying prospectus supplement is an offer to sell securities and it is not soliciting an offer to buy securities in any jurisdiction in which the offer or sale is not permitted. You should not assume that the information incorporated in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of such documents.

USE OF PROCEEDS

Unless we state otherwise in any applicable prospectus supplement, we may use the net proceeds from any sale of the offered securities:

●	to redeem, repurchase, repay or retire outstanding indebtedness;

●	to finance our working capital and capital expenditure needs;

●	to finance strategic investments in or future acquisitions of other entities or their assets; and

●	for other general corporate purposes.

We may set forth additional information on the use of net proceeds from a particular offering of securities in the prospectus supplement relating to that offering.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the respective periods indicated:

	Twelve
	Months
	Ended
	December 31,	Fiscal Years Ended September 30,
	2006	2006	2005	2004	2003	2002
Ratio of earnings to fixed charges (1)	1.99	2.17	2.62	2.89	3.15	2.22

(1)
For purposes of computing the ratios of earnings to fixed charges, earnings represent income from continuing operations plus applicable income taxes and fixed charges. Fixed charges include all interest expense and the portion of rent expense deemed representative of the interest factor.

DESCRIPTION OF FIRST MORTGAGE BONDS
General

The following description sets forth certain general terms and provisions of first mortgage bonds that we may offer by this prospectus. We may issue first mortgage bonds from time to time in one or more series. Each series of first mortgage bonds will be issued under our Mortgage and Deed of Trust, dated as of February 1, 1945, to UMB Bank & Trust Company, n.a., successor trustee, as amended and supplemented by supplemental indentures and as may be further amended and supplemented from time to time, collectively referred to as our “mortgage.”  Our mortgage is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and you should read our mortgage for provisions that may be important to you. Our mortgage has been qualified under the Trust Indenture Act of 1939.

The prospectus supplement relating to any series of first mortgage bonds being offered will include specific terms of that offering, including:

•	the date or dates on which the principal of the first mortgage bonds will be payable and how it will be paid;

●	the rate or rates at which the first mortgage bonds will bear interest;

●	the date or dates from which interest on the first mortgage bonds will accrue, the interest payment dates on which interest will be paid, and the record dates for interest payments;

●	the place for payment and for the registration and transfer of the first mortgage bonds;

●	any date or dates on which, and the price or prices at which, the first mortgage bonds may be redeemed at our option and any restrictions on such redemption;

●	any sinking fund or other provisions or options held by holders of first mortgage bonds that would obligate us to repurchase or otherwise redeem the first mortgage bonds; and

●	any other terms of the first mortgage bonds not inconsistent with terms of our mortgage.

Unless otherwise indicated in the prospectus supplement, the first mortgage bonds will be issued in denominations of $1,000 and integral multiples thereof. At December 31, 2006, we had outstanding $350 million in first mortgage bonds issued under our mortgage.

Payment and Paying Agent

Principal, interest and any premium on first mortgage bonds issued in the form of global securities will be paid as described below in “Book-Entry Securities.”

Unless otherwise specified in the applicable prospectus supplement, interest on the first mortgage bonds payable on the applicable interest payment date will be paid to the person in whose name the first mortgage bond is registered at the close of business on the record date for the interest payment date. However, if we default in the payment of interest on any first mortgage bond, the defaulted interest will be paid to the person in whose name the first mortgage bond is registered on the date of payment of such defaulted interest.

Unless otherwise specified in the applicable prospectus supplement, principal, interest and any premium on first mortgage bonds in certificated form will be payable at the corporate trust office of the trustee in The City of New York as paying agent for us, or we may direct payment of interest by checks mailed to the registered owners of the first mortgage bonds. We may change the place of payment on the first mortgage bonds, may appoint one or more additional paying agents (including us) and may remove any paying agent, all at our discretion.

Registration and Transfer

Unless otherwise indicated in the applicable prospectus supplement, first mortgage bonds will initially be issued in the form of one or more global securities, registered in form, without coupons, as described under “Book-Entry Securities.”  The global securities will be registered in the name of a nominee of The Depository Trust Company, as depository, and deposited with, or on behalf of, the depository. Except as described under “Book-Entry Securities,” owners of beneficial interests in a global security will not be entitled to have first mortgage bonds registered in their names, will not be entitled to receive physical delivery of any first mortgage bonds and will not be considered the registered holders of the bonds under our mortgage. First mortgage bonds may be exchanged for other first mortgage bonds of the same series in any authorized denominations for a like aggregate principal amount. Our mortgage allows us at our option to charge up to two dollars per first mortgage bond for a transfer or exchange as well as a sum sufficient to cover any applicable taxes or other governmental charges in either case. However, we are not required to make transfers or exchanges of first mortgage bonds:

•	for a period of ten days prior to an interest payment date;

●	for a period of fifteen days prior to the selection of first mortgage bonds for redemption; or

●	of any first mortgage bonds called or selected for redemption in full.

Security

Our mortgage creates a continuing lien to secure the payment of the principal of, and interest and any premium on, all first mortgage bonds issued under our mortgage, which are in all respects equally and ratably secured without preference, priority or distinction. The lien of our mortgage covers substantially all of our properties (real, personal and mixed) and franchises, whether now owned or hereafter acquired, other than cash, shares of stock, obligations (including bonds, notes and other securities), property acquired for the purpose of sale or resale in the usual course of business or for consumption in the operation of our properties, construction equipment acquired for temporary use, vehicles and automobiles, and all judgments, accounts and choses in action.

Our mortgage allows certain permitted liens and encumbrances:

●	restrictions, exceptions and reservations of easements, rights of way or otherwise contained in any and all deeds and/or other conveyances under or through which we claim title thereto;

•	with respect to property acquired since the execution of our mortgage, all defects and limitations of title and all other encumbrances existing at the time of such acquisition, including any purchase money mortgage or lien created at the time of acquisition;

●	defects of title with respect to certain real estate of minor importance acquired by us since 1945;

●	liens and deeds of trust on our leasehold estate at our general offices; and

●	excepted encumbrances as defined in our mortgage.

Satisfaction and Discharge

We will be discharged from our obligations on the first mortgage bonds, or any portion of the principal amount of the first mortgage bonds, if we irrevocably deposit with the trustee sufficient cash to pay the principal, or portion of principal, interest and any other sums when due on the first mortgage bonds at their maturity, stated maturity date or redemption.

Our mortgage will be deemed satisfied and discharged when no first mortgage bonds issued under our mortgage remain outstanding and when we have paid all other sums payable by us under our mortgage.

Consolidation, Merger and Sale of Assets

Our mortgage does not prevent our consolidation with or merger into another corporation or our sale or lease of all or substantially all of the mortgaged property to a corporation provided:

•	we effect the transaction so as to preserve and not impair the lien of our mortgage;

●	any lease is subject to immediate termination by (a) us or the trustee at any time during a completed default under our mortgage or (b) a purchaser of the property at a sale under our mortgage; and

●
the payment of the principal and interest of all first mortgage bonds issued under our mortgage and the performance and observance of all of our covenants and conditions in our mortgage are expressly assumed by the successor corporation.

The successor corporation may exercise our same powers and rights under our mortgage. Our mortgage will not become a lien upon any of the property or franchises of the successor corporation, except:

•	property which the successor corporation may acquire or construct which becomes an integral part of the property covered by our mortgage;

●	property used by the successor corporation as the basis under our mortgage for the issuance of first mortgage bonds; or

●	franchises, repairs and additional property as may be acquired, made or constructed by the successor corporation (a) to maintain, renew and preserve the mortgaged property or (b) in pursuance of some covenant or agreement under our mortgage.

Our mortgage does not restrict transactions in which we are the surviving entity.

Eminent Domain Provision

If any governmental body or agency exercises any right that it may have through eminent domain or otherwise to purchase or designate a purchaser of all or substantially all of the mortgaged property, or if we sell all or substantially all of the mortgaged property to any governmental body or agency, then we shall have the right to redeem all first mortgage bonds outstanding under our mortgage. The first mortgage bonds would be redeemed at their principal amounts plus accrued interest to the date of redemption together with any premiums as may be required. We covenant that in any of such events we will deposit with the trustee an amount in cash as needed so that all moneys then held by the trustee shall be sufficient to redeem all first mortgage bonds outstanding under our mortgage. The trustee will then take such steps as may be necessary to effect the redemption. The trustee will use the deposited moneys for the redemption. If we fail to take any steps necessary to effect the prompt redemption of the first mortgage bonds, the trustee shall have the power, in our name or otherwise, to take such steps. The trustee, however, is under no obligation to take any such steps unless the amount of cash on deposit with the trustee shall be sufficient to effect the redemption.

Dividend Restriction Covenant

Our mortgage contains several restrictions on our ability to pay dividends on our common stock. Under the most restrictive of these provisions, we may not declare or pay any dividend if, after the dividend, the aggregate net amount spent for all dividends after September 30, 1953 would exceed a maximum amount determined by using a formula in our mortgage, which is described below. This provision does not, however, restrict dividends paid in the form of our common stock. In addition, the amount we have spent on the acquisition or retirement of our common stock since that date is added to, and the amount received from the issuance of new stock is deducted from, the aggregate amount spent for dividends. Under our mortgage’s formula, the maximum amount is the sum of $8 million plus our earnings applicable to common stock (adjusted for stock repurchases and issuances) for the period from September 30, 1953, to the last day of the quarter before the declarations or payment date for the dividend. As of December 31, 2006, the amount under our mortgage’s formula that was available to pay dividends was $266 million.

Issuance of Additional First Mortgage Bonds

The aggregate amount of first mortgage bonds that may be issued under our mortgage is unlimited. Our board of directors shall determine, for each series of first mortgage bonds, denominations, maturity, interest rate, redemption or sinking fund provisions, and other terms. Sinking fund, redemption or maintenance and improvement fund provisions for first mortgage bonds of one series may be inapplicable to first mortgage bonds of another series.

Our mortgage permits the three different types of issuances of additional first mortgage bonds:  (1) on the basis of unfunded property additions not subject to a prior lien, in a principal amount not exceeding 60% of the cost or fair value thereof, whichever is less; (2) on the basis of retired first mortgage bonds previously outstanding and not made the basis of certain credits under other provisions of our mortgage; and (3) on the basis of cash deposited with the trustee, which we may later withdraw after substituting either property additions or retired first mortgage bonds.

At December 31, 2006, approximately $255 million principal amount of first mortgage bonds was issuable under clause (1) above and approximately $60 million principal amount of first mortgage bonds was issuable under clause (2) above.

Notwithstanding the foregoing, additional first mortgage bonds generally may not be issued unless our net earnings for 12 consecutive months within the 15 months preceding such issuance is equal to or greater than twice the annual interest charges on all first mortgage bonds and prior lien bonds then outstanding and then being issued. We do not need to comply with the earnings test under clause (2) above if the interest attributable to the retired bonds was included in a net earnings certificate delivered to the trustee and the interest rate on the new first mortgage bonds is less than the interest rate of the retired bonds.

Release and Substitution of Property

Unless we are in default under our mortgage, property may be released against cash or, to a limited extent, purchase money mortgages, property additions, and the waiver of the right to issue first mortgage bonds. Any cash deposited may be withdrawn upon the basis of property additions and the waiver of the right to issue first mortgage bonds on the basis of property additions. Our mortgage contains special provisions with respect to pledged prior lien bonds.

Events of Default and Remedies

A “completed default” under our mortgage means any of the following:

•	failure to pay the principal of any first mortgage bond when due, whether at its stated maturity or by declaration, redemption or otherwise;

●	failure to pay interest on any first mortgage bond within 60 days of when it is due;

●	failure to pay any interest on or principal of any outstanding prior lien bonds with any applicable grace period;

●	certain events involving our bankruptcy, insolvency or reorganization for a period of 90 days or more or our written admission of our inability to pay our debts generally as they mature; or

●	failure to perform any covenant, agreement or condition in our mortgage within 90 days of notice thereof to us from the trustee.

Our mortgage provides that if a completed default happens, the trustee may, and upon written request of the holders of a majority in principal amount of the first mortgage bonds then outstanding will, declare the principal and accrued interest then owing immediately due and payable. However, after that declaration but before any sale under that declaration, the holders of a majority in principal amount of all outstanding first mortgage bonds may, under certain circumstances, rescind and annul the declaration if all agreements with respect to the completed default have been fully performed and all interest in arrears and expenses and charges have been paid. Upon the occurrence of a completed default, the trustee may take possession of, manage, and operate the property. In addition, the trustee may sell all of the property, or those parcels as the holders of a majority in principal amount of the first mortgage bonds outstanding may determine.

Subject to the provisions of our mortgage relating to the duties of the trustee, if an event of a completed default occurs and continues, the trustee is under no obligation to exercise any of its rights or powers under our mortgage unless the holders of a majority in principal amount of the first mortgage bonds then outstanding have requested the trustee to take action and have adequately indemnified the trustee. In addition, the holders of a majority in principal amount of the first mortgage bonds then outstanding have the right to direct the time, method, and place of conducting any proceedings for any remedy available to the trustee and to exercise any trust or power conferred on the trustee.

Our mortgage provides that the trustee, within 90 days after the occurrence of a completed default, will give notice to the holders of the default, unless the default is cured before the giving of the notice. In the case of a default in the payment of the principal of or interest on any of the first mortgage bonds, however, the trustee is protected in withholding notice if it determines in good faith that the withholding of the notice is in the interest of the holders of first mortgage bonds.

Holders of first mortgage bonds have no right to institute any suit, action or proceeding in equity or at law for the foreclosure of our mortgage, for the execution of any trust, for the appointment of a receiver or any other remedy unless:

•	prior notice is given to the trustee of a completed default;

●	holders of at least 25% of the first mortgage bonds then outstanding request the trustee, and offer it reasonable opportunity, to proceed;

●	offer the trustee adequate security and indemnity; and

●	the trustee within 60 days of the notice fails or refuses to institute such action.

Our mortgage also provides that a court in its discretion may require, in any suit to enforce any provision of our mortgage or against the trustee, the filing by the party filing the suit of an undertaking to pay the costs of the suit. The court may also assess reasonable costs including attorneys’ fees against any party to the suit. These provisions do not apply, however, to a suit filed by the trustee or any bondholder for the payment of principal or interest on any first mortgage bond on or after the stated due date of the first mortgage bond.

Compliance Certificates

We are required to furnish annually to the trustee a certificate as to compliance with all conditions and covenants under our mortgage. We must provide similar certificates to the trustee upon each release of property from the lien of our mortgage and upon each issuance of additional first mortgage bonds. Further, our mortgage requires us to deliver a similar certificate to the trustee each time we declare a dividend, make any other payment or distribution on our capital stock, or purchase, redeem, acquire or retire any shares of our capital stock.

Trustee

UMB Bank & Trust, n.a., is the trustee under our mortgage. UMB Bank, n.a., an affiliate of the trustee, serves as transfer agent for our preferred stock, transfer agent for our parent company’s common stock, rights agent for our parent company’s preferred share purchase rights, and plan agent for our parent company’s dividend reinvestment and stock purchase plan. Our parent also has a line of credit from UMB Bank, n.a., and we have also recently had, and may from time to time in the future have, lines of credit from UMB Bank, n.a.

Modification of Mortgage

Our mortgage contains provisions permitting modification of our mortgage by consent of the holders of two-thirds in principal amount of all first mortgage bonds whose rights are affected by such modification. However, no modification may:

•	extend the maturity of the principal of any first mortgage bonds,

●	reduce the rate of interest on any first mortgage bond,

●	modify any other term of payment of principal and interest,

●	deprive to any holder of a first mortgage bond the mortgage lien,

●	create a lien on the mortgaged property ranking equal or prior to the mortgage lien; or

●	reduce the percentage required for modification,

without the consent of any holder of first mortgage bonds affected by the modification. Holders of at least three-fourths in principal of the first mortgage bonds outstanding (including first mortgage bonds offered by this prospectus), however, may consent to the postponement of any interest payment for a period not exceeding three years from its due date.

Reservation of Rights

In the supplemental indentures for our first mortgage bonds issued on or after June 9, 2006, we have reserved the right to amend or supplement our mortgage without any consent or other action of the holders of any series of first mortgage bonds created on or after June 9, 2006, for any of the following purposes:

•
to correct or amplify the description of property subject to the lien of our mortgage, to better assure, convey and confirm to the trustee any property required to be subject to our mortgage or to subject additional property to the lien of our mortgage; and

●
to change or eliminate any provision of our mortgage or to add any new provision to our mortgage provided that the change, elimination or addition must not adversely affect the interests of the holders of the first mortgage bonds of any series.

We have also provided that our mortgage shall be deemed to be amended to comply with the Trust Indenture Act of 1939, as in effect from time to time.

Maintenance and Improvement Fund

First mortgage bonds issued on and after June 9, 2006 will not be entitled to the benefits of a maintenance and improvement fund. However, so long as the outstanding series of first mortgage bonds created prior to June 9, 2006 remain outstanding, we will be required to comply with the maintenance and improvement fund requirements. Those requirements include paying annually to the trustee cash equal to 2¾% of the average amount of our gross property account less certain credits. These credits consist of:

•	credit for ordinary maintenance and repairs to the mortgaged property in the calendar year in question;

●
credit for expenditures since August 31, 1942 for property additions that have not been made the basis for the issuance of first mortgage bonds, for a prior credit or as to which the right to have first mortgage bonds authenticated has been waived (this credit is limited to the cost of mortgaged property retired subsequent to August 31, 1942);

●	credit for property additions that could be the basis for the issuance of first mortgage bonds, but which first mortgage bonds have not yet been issued;

●	credit for outstanding first mortgage bonds surrendered to the trustee for cancellation; and

●	credit up to $2,000,000 for the payment of certain debentures that were issued in 1945 and have now been paid.

If the credits taken exceed the amount of the annual payment that would otherwise be required, the excess credits may be carried forward from year to year. We may choose to use these excess credits or to deposit cash into the fund. Any cash so deposited may be withdrawn on the basis of those credits or used to redeem first mortgage bonds. Any cash not so withdrawn or used within three years from the receipt thereof by the trustee shall be used by the trustee to redeem first mortgage bonds. The credit balance that is shown on the most recent certificate, which was filed in 2006 for the calendar year 2005 and may, therefore, be carried forward, is $88,959,227.

DESCRIPTION OF UNSECURED DEBT SECURITIES

General

The following description sets forth certain general terms and provisions of unsecured debt securities that we may offer by this prospectus. We may issue debt securities from time to time in one or more series. Each series of debt securities will be issued under our indenture between us and the trustee. The form of our indenture is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and you should read our indenture for provisions that may be important to you. Our indenture will be qualified under the Trust Indenture Act of 1939.

The debt securities will be our direct senior, unsecured and unsubordinated general obligations. The debt securities will rank equally with any of our other senior, unsecured and unsubordinated debt. As of December 31, 2006, we had $257 million of short-term unsecured debt outstanding, all in the form of commercial paper, and $350 million of first mortgage bonds issued and outstanding under our mortgage.  Our indenture does not restrict our ability to issue additional first mortgage bonds under our mortgage.

The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to that offering, including:

•	the title of the debt securities;

●	the total principal amount of the debt securities;

●	the date or dates on which the principal of the debt securities will be payable and how it will be paid;

●	the rate or rates at which the debt securities will bear interest, or how such rate or rates will be determined;

●	the date or dates from which interest on the debt securities will accrue, the interest payment dates on which interest will be paid, and the record dates for interest payments;

●	any right to extend the interest payment periods for the debt securities and the duration of the extension;

●	the percentage, if less than 100%, of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated;

●	any date or dates on which, and the price or prices at which, the debt securities may be redeemed at our option and any restrictions on such redemptions;

●	any sinking fund or other provisions or options held by holders of debt securities that would obligate us to repurchase or otherwise redeem the debt securities;

●	any changes or additions to the events of default under our indenture or changes or additions to our covenants under our indenture;

●	if the debt securities will be issued in denominations other than $1,000;

●	if payments on the debt securities may be made in a currency or currencies other than United States dollars;

●	any convertible feature or options regarding the debt securities;

●	any rights or duties of another person to assume our obligations with respect to the debt securities;

●	any collateral, security, assurance or guarantee for the debt securities; and

●	any other terms of the debt securities not inconsistent with terms of our indenture.

        Our indenture does not limit the principal amount of debt securities that may be issued. Our indenture allows debt securities to be issued up to the principal amount that may be authorized by us.

Debt securities may be sold at a discount below their principal amount. United States federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the prospectus supplement. In addition, certain United States federal income tax or other considerations applicable to any debt securities that are denominated or payable in a currency or currency unit other than United States dollars may be described in the prospectus supplement.

Except as may otherwise be described in the prospectus supplement, the covenants contained in our indenture will not afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control.

Payment and Paying Agents

Except as may be provided in the prospectus supplement, interest, if any, on each debt security payable on each interest payment date will be paid to the person in whose name such debt security is registered as of the close of business on the regular record date for the interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any debt security, the defaulted interest may be paid to the holder of such debt security as of the close of business on a date to be fixed by the trustee, which will be between 10 and 15 days prior to the date proposed by us for payment of such defaulted interest or in any other manner permitted by any securities exchange on which such debt security may be listed, if the trustee finds it practicable.

Unless otherwise specified in the prospectus supplement, principal of, and premium, if any, and interest, if any, on the debt securities at maturity will be payable upon presentation of the debt securities at the trustee’s corporate trust office. We may change the place of payment on the debt securities, may appoint one or more additional paying agents (including us) and may remove any paying agent, all at our discretion.

Registration and Transfer

Unless otherwise specified in the prospectus supplement, the transfer of debt securities may be registered, and debt securities may be exchanged for other debt securities of the same series or tranche, of authorized denominations and with the same terms and principal amount, at the trustee’s corporate trust office. We may change the place for registration of transfer and exchange of the debt securities and may designate additional places for such registration and exchange. Unless otherwise provided in the prospectus supplement, no service charge will be made for any transfer or exchange of the debt securities. However, we may require payment to cover any tax or other governmental charge that may be imposed. We will not be required to execute or to provide for the registration of transfer of, or the exchange of, (a) any debt security during a period of 15 days prior to giving any notice of redemption or (b) any debt security selected for redemption except the unredeemed portion of any debt security being redeemed in part.

Defeasance and Discharge

Unless the applicable prospectus supplement states otherwise, the indenture, with respect to any and all series of debt securities, will be discharged and canceled (except for certain specified surviving obligations) if, among other things, we pay, in full, the principal of (and premium, if any) and interest on all series of the debt securities and all other sums required under the indenture and we deliver a certificate to the trustee stating that we have complied with all conditions precedent relating to the satisfaction and discharge of the indenture.

In addition, we may at any time terminate certain of our obligations under the indenture with respect to the debt securities of any series or terminate our obligations under certain covenants set forth in the indenture (after which any omission to comply with such obligations shall not constitute a default with respect to the debt securities) if we irrevocably deposit in trust with the trustee for the debt securities, for the benefit of the holders, cash or United States government obligations, or a combination thereof, in such amounts as will be sufficient to pay the principal of and premium and interest, if any, on the dates such payments are due in accordance with the terms of the indenture and the debt securities; provided that such funds shall have been on deposit with such trustee for a period of at least 90 days, or such trustee shall have received an opinion of counsel to the effect that payments to holders with such monies as proceeds are not recoverable as a preference under any applicable United States federal or state law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors. We must also comply with certain other conditions, including (under certain circumstances) the delivery of an opinion of counsel to the effect that the holder of the debt securities will not realize income, gain or loss for federal income tax purposes as a result of such defeasance. The opinion of counsel may be required to be accompanied by a ruling of the Internal Revenue Service issued to us or based on a change in law or regulation occurring after the date of the indenture.

Consolidation, Merger, and Sale of Assets

Under the terms of our indenture, we may not consolidate with or merge into any other entity or convey, transfer or lease our properties and assets substantially as an entirety to any entity, unless:

•	the surviving or successor entity is organized and validly existing under the laws of any domestic jurisdiction and it expressly assumes our obligations on all debt securities and under our indenture;

●
immediately after giving effect to the transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing; and

●	we shall have delivered to the trustee an officer’s certificate and an opinion of counsel as to compliance with the foregoing.

The terms of our indenture do not restrict us in a merger in which we are the surviving entity.

Events of Default

“Event of default” when used in our indenture with respect to any series of debt securities, means any of the following:

•	failure to pay interest, if any, on any debt security of the applicable series for 60 days after it is due;

●	failure to pay the principal of or premium, if any, on any debt security of the applicable series within three business days after its maturity;

●	failure to perform any other covenant in our indenture, other than a covenant that does not relate to that series of debt securities, that continues for 90 days after we receive written notice from the trustee, or we and the trustee receive a written notice from 33% of the holders of the debt securities of that series; however, the trustee or the trustee and the holders of such principal amount of debt securities of this series can agree to an extension of the 90-day period and that an agreement to extend will be automatically deemed to occur if we are diligently pursuing action to correct the default;

●	certain events involving our bankruptcy, insolvency or reorganization; or

●	any other event of default included in any supplemental indenture or officer’s certificate for a specific series of debt securities.

The trustee may withhold notice to the holders of debt securities of any default, except default in the payment of principal, premium or interest, if it considers such withholding of notice to be in the interests of the holders. An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under our indenture.

Remedies

If an event of default with respect to fewer than all the series of debt securities occurs and continues, either the trustee or the holders of at least 33% in principal amount of the debt securities of such series may declare the entire principal amount of all the debt securities of such series, together with accrued interest, to be due and payable immediately. However, if the event of default is applicable to all outstanding debt securities under our indenture, only the trustee or holders of at least 33% in principal amount of all outstanding debt securities of all series, voting as one class, and not the holders of any one series, may make such a declaration of acceleration.

At any time after a declaration of acceleration with respect to the debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the event of default giving rise to such declaration of acceleration will be considered waived, and such declaration and its consequences will be considered rescinded and annulled, if:

•	we have paid or deposited with the trustee a sum sufficient to pay:

●	all overdue interest, if any, on all debt securities of the series;

●	the principal of, and premium, if any, on, any debt securities of the series which have otherwise become due and interest, if any, that is currently due;

●	interest, if any, on overdue interest; and

●	all amounts due to the trustee under our indenture; or

•	any other event of default with respect to the debt securities of that series has been cured or waived as provided in our indenture.

There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization.

Other than its duties in case of an event of default, the trustee is not obligated to exercise any of its rights or powers under our indenture at the request, order or direction of any of the holders, unless the holders offer the trustee a reasonable indemnity. If they provide a reasonable indemnity, the holders of a majority in principal amount of any series of debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any power conferred upon the trustee. However, if the event of default relates to more than one series, only the holders of a majority in aggregate principal amount of all affected series will have the right to give this direction. The trustee is not obligated to comply with directions that conflict with law or other provisions of our indenture.

No holder of debt securities of any series will have any right to institute any proceeding under our indenture, or to exercise any remedy under our indenture, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default;

●
the holders of a majority in aggregate principal amount of the outstanding debt securities of all series in respect of which an event of default shall have occurred and be continuing have made a written request to the trustee and have offered reasonable indemnity to the trustee to institute proceedings; and

●	the trustee has failed to institute any proceeding for 60 days after notice and has not received any direction inconsistent with the written request of holders during that period. (See Section 807.)

However, such limitations do not apply to a suit by a holder of a debt security for payment of the principal of, or premium, if any, or interest, if any, on, a debt security on or after the applicable due date.

Annual Notice to Trustee

We will provide to the trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under our indenture.

Modification and Waiver

We and the trustee may enter into one or more supplemental indentures without the consent of any holder of debt securities for any of the following purposes:

•	to evidence the assumption by any permitted successor of our covenants in our indenture and in the debt securities;

●	to add additional covenants or to surrender any of our rights or powers under our indenture;

●	to add additional events of default;

●
to change, eliminate, or add any provision to our indenture; provided, however, if the change, elimination, or addition will adversely affect the interests of the holders of debt securities of any series in any material respect, such change, elimination, or addition will become effective only:

●	when the consent of the holders of debt securities of such series has been obtained in accordance with our indenture; or

●	when no debt securities of the affected series remain outstanding under our indenture;

•	to provide collateral security for all but not part of the debt securities;

●	to establish the form or terms of debt securities of any other series as permitted by our indenture;

●	to provide for the authentication and delivery of bearer securities and coupons attached thereto;

●	to evidence and provide for the acceptance of appointment of a successor trustee;

●	to provide for the procedures required for use of a noncertificated system of registration for the debt securities of all or any series;

●	to change any place where principal, premium, if any, and interest shall be payable, debt securities may be surrendered for registration of transfer or exchange and notices to us may be served; or

●
to cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under our indenture, provided that such action shall not adversely affect the interests of the holders of debt securities of any series in any material respect.

The holders of at least a majority in aggregate principal amount of the debt securities of all series then outstanding may waive our compliance with certain restrictive provisions of our indenture. The holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive any past default under our indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of our indenture that cannot be modified or be amended without the consent of the holder of each outstanding debt security of the series affected.

If the Trust Indenture Act of 1939 is amended after the date of our indenture in such a way as to require changes to our indenture, our indenture will be deemed to be amended so as to conform to such amendment of the Trust Indenture Act of 1939. We and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence such an amendment.

The consent of the holders of a majority in aggregate principal amount of the debt securities of all series then outstanding is required for all other modifications to our indenture. However, if less than all of the series of debt securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of all series that are directly affected will be required. No such amendment or modification may:

•
change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount of any debt security or its rate of interest or change the method of calculating such interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security, without the consent of the holder;

●
reduce the percentage in principal amount of the outstanding debt securities of any series whose consent is required for any supplemental indenture or any waiver of compliance with a provision of our indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting, without the consent of all the holders of the series; or

●	modify certain of the provisions of our indenture relating to supplemental indentures, waivers of certain covenants and waiver of past defaults with respect to the debt securities of any series, without the consent of the holder of each outstanding debt security affected thereby.

A supplemental indenture that changes our indenture solely for the benefit of one or more particular series of debt securities, or modifies the rights of the holders of debt securities of one or more series, will not affect the rights under our indenture of the holders of the debt securities of any other series.

Our indenture provides that debt securities owned by us or anyone else required to make payment on the debt securities shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent.

We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other act of the holders, but we shall have no obligation to do so. If a record date is fixed for that purpose, the request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding debt securities have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding debt securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder shall bind every future holder of the same debt securities and the holder of every debt security issued upon the registration of transfer of or in exchange of those debt securities. A transferee will be bound by acts of the trustee or us taken in reliance upon an act of holders whether or not notation of that action is made upon that debt security.

Notices

Notices to holders of debt securities will be given by mail to the addresses of the holders as they may appear in the security register for the debt securities.

Title

We, the trustee, and any agent of us or the trustee, may treat the person in whose name debt securities are registered as the absolute owner of those debt securities, whether or not those debt securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary.

Governing Law

Each indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

We will appoint the trustee under our indenture. A trustee may resign at any time by giving written notice to us or may be removed at any time by act of the holders of a majority in principal amount of all series of debt securities then outstanding delivered to the trustee and us. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event of default or event which, after notice or lapse of time, or both, would become an event of default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if we have delivered to the trustee a resolution of our board of directors appointing a successor trustee and that successor has accepted such appointment in accordance with the terms of our indenture, the trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with our indenture.

DESCRIPTION OF PREFERRED STOCK

The following description sets forth certain general terms and provisions of preferred stock that we may offer by this prospectus. We may issue our preferred stock from time to time in one or more series. When we refer to a series of preferred stock, we mean all of the shares of preferred stock issued as part of the same series under a certificate of designation filed as part of our articles of incorporation. Our articles of incorporation are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and you should read our articles for provisions that may be important to you.

Our Authorized Preferred Stock

Our authorized capital stock includes 1,480,000 shares of preferred stock, par value $25.00 per share. As of March 9, 2007 we have 31,932 shares of cumulative preferred stock (designated as two separate series), $25.00 liquidation preference per share, issued and outstanding as of the date of this prospectus. The prospectus supplement with respect to any offered preferred stock will describe any preferred stock that may be outstanding as of the date of the applicable prospectus supplement. The prospectus supplement will also describe restrictions on our ability to make certain amendments to our articles of incorporation, sell additional shares, and declare or pay any dividends on any stock ranking junior to the preferred stock. We may at any time purchase out of surplus, or when and as permitted by law, out of stated capital, preferred shares of any series but for no more than the applicable redemption price. Any shares purchased and retired, redeemed and retired, purchased or redeemed out of stated capital as permitted by law, shall have the status of authorized but unissued shares of preferred stock and may be issued again. Holders of shares of our preferred stock have no preemptive rights relative to any shares of any class of our stock.

Preferred Stock Issued in Separate Series

Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the designations, the powers, preferences and rights and the qualifications, limitations and restrictions of the series, including:

•	dividend rate;

●	conversion or exchange rights;

●	redemption price and terms of redemption;

●	voluntary and involuntary liquidating value;

●	sinking fund provisions;

●	the serial designation of the series; and

●	the number of shares constituting the series.

In all other respects, all of the shares of the preferred stock regardless of series shall in all respects be equal and shall have the preferences, rights, privileges and restrictions provided under our articles of incorporation. Before we issue any series of preferred stock, our board of directors will adopt resolutions creating and designating the series and will file a certificate of designation stating the terms of the series with the Secretary of State of the State of Missouri. None of our stockholders will need to approve that amendment.

The rights of holders of preferred stock may be adversely affected by the rights of holders of preferred stock that may be issued in the future. Our board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose.

Preferred stock will be fully paid and nonassessable when issued, which means that its holders will have paid their purchase price in full and that we may not ask them to surrender additional funds. Holders of preferred stock will not have preemptive or subscription rights to acquire more stock.

UMB Bank, n.a., currently serves as the transfer agent, registrar, dividend disbursing agent and redemption agent for our preferred stock.

Ranking

Shares of each series of preferred stock will rank equally with each other series of preferred stock and senior to our common stock with respect to dividends and distributions of assets. In addition, we will generally be able to pay dividends and distributions of assets to holders of our preferred stock only if we have satisfied our obligations on our indebtedness then due and payable. No dividends may be declared or paid on our common stock unless the dividends for the current and all past quarterly periods shall have been declared on our outstanding preferred stock.

Dividends

Holders of each series of preferred stock will be entitled to receive cash dividends when, as and if declared by our board of directors, from funds legally available for the payment of dividends. The rates of payment of dividends for each series of preferred stock will be stated in the applicable prospectus supplement. Dividends will be payable to holders of record of preferred stock as they appear on our books on the record dates fixed by our board of directors. Dividends on any series of preferred stock will be cumulative. The payment dates will be March 31, June 30, September 30, and December 31.

Redemption

Shares of preferred stock of any series may be redeemed at the option of our board of directors in whole or in part at any time. Our board of directors will determine the redemption price applicable to a series of preferred stock, which will be specified in a prospectus supplement. In no event will the redemption price exceed the par value of the stock, plus 15% of the par value, plus any unpaid dividends. If only a part of the preferred shares or a part of a series of preferred shares is to be redeemed, our board of directors will determine what shares are to be redeemed and the process for the selection of those to be redeemed. Notice of redemption will be given by mail and publication at least 30 but no more than 60 days prior to the redemption date.

Any restriction on the repurchase or redemption by us of our preferred stock while there is an arrearage in the payment of dividends will be described in the applicable prospectus supplement. Any partial redemptions of preferred stock will be made in a way that our board of directors decides is equitable.

Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption, and all rights of holders of these shares will terminate except for the right to receive the redemption price.

Conversion or Exchange Rights

The prospectus supplement relating to any series of preferred stock that is convertible, exercisable or exchangeable will state the terms on which shares of that series are convertible into or exercisable or exchangeable for shares of common stock, another series of our preferred stock or other securities or debt or equity securities of third parties.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our business, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount described in the applicable prospectus supplement, but in no event will the liquidation value exceed the par value of the stock plus 15% of the par value. Also payable upon liquidation will be any unpaid dividends. These distributions will be made before any distribution is made on any securities ranking junior to the preferred stock with respect to liquidation, including our common stock. If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of that series and the other securities will share in any distribution of our available assets on a ratable basis in proportion to the full liquidation preferences of each security. Holders of our preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting Rights

The holders of preferred stock of each series generally will have no voting rights. However, if six quarterly payment dates have passed and the full amount of dividends payable on those payment dates shall not have been declared and paid or funds set aside for payment, then until those payment defaults have been remedied so that no dividends on any preferred stock are in default, the shares of outstanding preferred stock shall be entitled to one vote for each share on all matters other than the election of directors. In those circumstances, the holders of the outstanding preferred stock, voting separately as a class, shall be entitled to elect, by cumulative voting, the minimum number of directors required for a majority of our board of directors; and the holders of the common stock, voting separately as a class, shall be entitled to elect by cumulative voting the remainder of the directors. After the defaults have been remedied, the preferred stock shall revert to non-voting and the election of directors shall return to its process before the defaults.

Modifications and Covenants

So long as any shares of preferred stock are outstanding, we may not amend our articles of incorporation:

•	to create or increase preferential shares or reclassify any authorized but unissued shares of stock that would make them:

●
rank on a parity with the preferred shares currently authorized under our articles of incorporation unless the amendment is approved by the affirmative vote of a majority of the outstanding shares of preferred stock voting as a separate class, as well as the affirmative vote of a majority of all outstanding shares entitled to vote thereon; or

●	have a preference or a priority over shares of preferred stock currently authorized under our articles of incorporation unless the amendment received the affirmative vote of at least 75% of the outstanding shares of preferred stock, voting as a separate class, plus the affirmative vote of a majority of all outstanding shares entitled to vote; or

•
to alter or change the preferred stock’s preferences, priorities, special rights or special powers given to a class of preferred stock so as to affect such class adversely unless the amendment received the affirmative vote of at least two-thirds of the outstanding shares of the class of preferred stock in addition to the affirmative vote of a majority of all other outstanding shares entitled to vote and in addition to any other vote that may be required by law; provided, however, that if the amendment would change adversely the dividends or dividend rate on the preferred stock, the redemption price, the amounts payable on voluntary or involuntary liquidation or any rights with respect to conversion into common stock, then the affirmative vote required shall be 75% of the outstanding shares of each and every series that would be adversely affected by such change or alteration.

While there are shares of preferred stock outstanding, we will not, without the consent of the holders of at least two-thirds of the aggregate number of shares of preferred stock then outstanding:

•
sell or otherwise dispose of any shares ranking on a parity with the preferred stock as to assets or dividends unless our gross income for a period of any 12 consecutive calendar months within the 15 calendar months immediately preceding the first day of the month in which such additional stock is to be issued, is at least 1½ times the annual requirements for

●
dividends on all preferred stock and of any other class ranking on a parity therewith or having any preference over it as to assets or dividends that will be outstanding immediately after the issuance of the additional stock, plus interest on all of our bonds, notes, debentures and other interest-bearing obligations that will be outstanding immediately after the issuance of the additional stock.

•
declare or pay any dividend (other than a stock dividend) on stock ranking junior to the preferred stock when the stated capital represented by the stock of all classes ranking junior to the preferred stock plus paid-in and capital surplus and earned surplus, is less than 25% of our total capitalization, unless:

●
the dividend is an amount not greater than 75% of our  net earnings, after provision for dividends on the preferred stock outstanding, earned during our fiscal year in which the dividend is declared and before the end of the quarter in which the dividend is declared; or

●
the dividend and all other dividends (other than stock dividends) on stock of any class junior to the preferred stock, declared or paid since the earliest date of issue of any then outstanding shares of said preferred stock or of stock ranking on a parity with the preferred stock, as to assets or dividends, aggregate no more than 75% of our net earnings after provision for dividends on the preferred stock outstanding earned between the earliest date of issue and the end of the quarter in which the dividend is declared.

•
issue any shares of preferred stock or stock ranking on a parity with the preferred stock as to assets or dividends, if the stated capital to be represented by shares of the preferred stock and such other stock to be outstanding immediately after each issue, would exceed the stated capital to be represented by shares of stock to be then outstanding ranking junior to said preferred stock as to assets and dividends, increased by the amount of any paid-in surplus and capital surplus, and any earned surplus, or reduced by the amount of any deficit.

Mergers and Similar Transactions Permitted; Liens Permitted

The terms of the preferred stock will not include any restrictions on our ability to merge or consolidate with, or sell our assets to, another corporation or other entity or to engage in any other transactions. The terms of the preferred stock also will not include any restrictions on our ability to put liens on our assets.

Governing Law

The preferred stock will be governed by Missouri law.

BOOK-ENTRY SECURITIES

Unless otherwise specified in the applicable prospectus supplement, the securities offered by this prospectus will be issued to investors in the form of one or more book-entry certificates registered in the name of a depositary or a nominee of a depositary. Unless otherwise specified in the applicable prospectus supplement, the depositary will be DTC. We have been informed by DTC that its nominee will be Cede & Co. Accordingly, Cede is expected to be the initial registered holder of all securities that are issued in book-entry form.

No person that acquires a beneficial interest in securities issued in book-entry form will be entitled to receive a certificate representing those securities, except as set forth in this prospectus or in the applicable prospectus supplement. Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by holders or beneficial owners of securities issued in book-entry form will refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to holders or beneficial owners will refer to payments and notices to DTC or Cede, as the registered holder of such securities.
DTC has informed us that it is:

•	a limited-purpose trust company organized under New York banking laws;

●	a “banking organization” within the meaning of the New York banking laws;

●	a member of the Federal Reserve System;

●	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

●	a “clearing agency” registered under the Securities Exchange Act.

DTC has also informed us that it was created to:

•	hold securities for “participants;” and

●
facilitate the computerized settlement of securities transactions among participants through computerized electronic book-entry changes in participants’ accounts, thereby eliminating the need for the physical movement of securities certificates.

Participants have accounts with DTC and include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Persons that are not participants or indirect participants but desire to buy, sell or otherwise transfer ownership of or interests in securities may do so only through participants and indirect participants. Under the book-entry system, beneficial owners may experience some delay in receiving payments as payments will be forwarded by our agent to Cede, a nominee for DTC. These payments will be forwarded to DTC’s participants, which thereafter will forward them to indirect participants or beneficial owners. Beneficial owners will not be recognized by the applicable registrar, transfer agent, trustee or depositary as registered holders of the securities entitled to the benefits of our mortgage, our indenture or any other instrument governing the securities, as the case may be. Beneficial owners that are not participants will be permitted to exercise their rights as an owner only indirectly through participants and, if applicable, indirect participants.

Under the current rules and regulations affecting DTC, DTC will be required to make book-entry transfers of securities among participants and to receive and transmit payments to participants. Participants and indirect participants with whom beneficial owners of securities have accounts are also required by these rules to make book-entry transfers and receive and transmit such payments on behalf of their respective account holders.

Because DTC can act only on behalf of participants who, in turn, act only on behalf of other participants or indirect participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities issued in book-entry form to pledge those securities to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.

DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under  our mortgage, our indenture or any  instrument governing the securities, as the case may be, only at the direction of one or more participants to whose accounts with DTC the securities are credited.

According to DTC, it has provided information with respect to DTC to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.
Unless otherwise specified in the applicable prospectus supplement, a book-entry security will be exchangeable for definitive securities registered in the names of persons other than DTC or its nominee only if:

•
DTC notifies us that it is unwilling or unable to continue as depositary for the book-entry security or DTC ceases to be a clearing agency registered under the Securities Exchange Act at a time when DTC is required to be so registered;

●	A completed default has occurred and is continuing under our mortgage or an event of default has occurred and is continuing under our indenture; or

●
we execute and deliver to the trustee or transfer agent and registrar, as the case may be,  an order complying with the requirements of  our mortgage,  our indenture or  other instrument governing  the book-entry security, as the case may be, that it will be so exchangeable.

Any book-entry security that is exchangeable in accordance with the preceding sentence will be exchangeable for securities registered in such names as DTC directs.

If one of the events described in the immediately preceding paragraph occurs, DTC is generally required to notify all participants of the availability through DTC of definitive securities. Upon surrender by DTC of the book-entry security representing the securities and delivery of instructions for re-registration, the trustee or transfer agent and registrar, as the case may be, will reissue the securities as definitive securities. After reissuance of the securities, those persons will recognize the beneficial owners of such definitive securities as registered holders of securities.

Except as described above:

•	a book-entry security may not be transferred except as a whole book-entry security by or among DTC, a nominee of DTC and/or a successor depositary appointed by us; and

●
DTC may not sell, assign or otherwise transfer any beneficial interest in a book-entry security unless the beneficial interest is in an amount equal to an authorized denomination for the securities evidenced by the book-entry security.

None of us, the trustees, any registrar and transfer agent, or any agent of any of them, will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a book-entry security.

PLAN OF DISTRIBUTION

We may sell the offered securities through the solicitation of proposals of underwriters or dealers to purchase the offered securities, through underwriters or dealers on a negotiated basis, through agents or directly to a limited number of purchasers or to a single purchaser.

The prospectus supplement with respect to each offering of securities will set forth the terms of such offering, including:

•	the name or names of any underwriters, dealers or agents;

●	the purchase price of the offered securities and the proceeds to us from their sale;

●	any underwriting discounts and commissions and other items constituting underwriters’ compensation;

●	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

●	any securities exchange on which the offered securities may be listed.

Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriters

If underwriters are used in the sale, they will acquire the offered securities for their own account and may resell them on one or more occasions in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of securities will be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the names of the managing underwriter or underwriters will be set forth on the cover of that prospectus supplement. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the offered securities if any are purchased.

Dealers

If dealers are utilized in the sale of offered securities, we will sell such offered securities to the dealers as principals. The dealers may then resell such offered securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the applicable prospectus supplement.

Agents

The offered securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the offered securities will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.

Direct Sales

The offered securities may be sold directly by us to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the applicable prospectus supplement.

Indemnification

Agents, dealers and underwriters and the persons who control them may be entitled under agreements with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which these agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Remarketing

The offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment under their terms, or otherwise, by one or more firms (“remarketing firms”), acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the offered securities they remarket. Remarketing firms may be entitled, under agreements that may be entered into with us, to indemnification or contribution by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions or perform services for us in the ordinary course of business.

No Assurance of Liquidity

The offered securities may or may not be listed on a national securities exchange. You should read the prospectus supplement for a discussion of this matter. We cannot assure you there will be a market for any of the offered securities.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us by Mary C. Kullman, our Chief Governance Officer and Corporate Secretary, or Mark C. Darrell, our General Counsel, and for any underwriters by Pillsbury Winthrop Shaw Pittman LLP. Ms. Kullman and Mr. Darrell are our salaried employees and earn stock-based compensation based on The Laclede Group’s common stock. Additionally, they may hold stock-based interests through an employee benefit plan and may participate in The Laclede Group’s dividend reinvestment and stock purchase plan. They do not own any Laclede Gas Company securities.

EXPERTS

The consolidated financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent  registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm, given on the authority of said firm as experts in auditing and accounting.

Laclede Gas Company

$80,000,000

First Mortgage Bonds, 6.35% Series due October 15, 2038

PROSPECTUS SUPPLEMENT

September 18, 2008